





Ed Stephens

Cofounder/COO Precise Portions LLC

Richmond, Virginia Area

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Precise Portions LLC

The City College of New York

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500+ connections

Precise Portions is a nutrition education company devoted to partnering with RDs, CDEs, and nutrition educators to provide ez to use nutrition tools that empower patients/clients to eat healthy; And reduce the risk for chronic diseases like obesity, type 2 diabetes. Eat & Learn describes our easy to use stra...

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Experience

Precise Portions LLC

Co-founder & COO

Precise Portions LLC

Mar 2010 – Present · 8 yrs 6 mos

Richmond, Virginia Area

Precise Portions is devoted to creating nutrition tools help prevent childhood & Adult obesity. we create the broadest line of Nutrition Learning & Portion Control Dinnerware Systems on the planet. We have innovated on the theory of the Plate Method to help consumers improve their eating habits & achieve health goals life.

I want to connect with Registered Dietitians, nutritionists, Certified Diabetes Educators, as well as directors of nutrition focused community outreach programs, directors of nutrition focused clinical trails, and many programs that use nutrition as the new medicine. Because, ... See more

Type Free LLC

President & Co-founder

Type Free LLC

Mar 2006 – Present · 12 yrs 6 mos

Richmond, Virginia Area

www.TypeFreeDiabetes.com is a complete online Diabetes Health Care Solutions & Gifts Super Store. Need Help?

Diabetes is a stealthy & devistating disease with complications that can be improve... See more

Soap Process Engineer
Avon Products Inc.
Mar 1982 – Jul 1987 · 5 yrs 5 mos

Managed Avon Products in-house soap manufacturing process from saponfication through to the packaged product. Supported R&D efforts in testing parameters of new product concepts.

Process Engineer
Procter & Gamble
1980 – 1982 · 2 yrs

Developed novel coffee roasting technology to improve flavor profile. Experimented with early form of decaffeination process - brutal! Experimented with processes to development new characteristics of instant coffee.

Sergeant
United States Marine Corps
Apr 1972 – Feb 1975 · 2 yrs 11 mos

After graduating from USMC Parris Island boot camp as the Honor Graduate of my platoon, I selected a Japan tour of duty. All of my promotions to higher ranks were "meritorious". As a Military Police, I was stationed at the Yokosuka naval base in Japan. I played on the the base football and basketball teams, The Seahawks.... See more

Education

The City College of New York
Bachelor of Eng, Chemical Engineering
1977 – 1980

City University of New York-Hunter College
Pre-Engineering
1975 – 1977

Columbus College of Art & Design
Industrial Design
1970 – 1972

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